 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Burgos, Francisco X. 6300 Bridgepoint Parkway Building Three, Suite 200 Austin, TX 78730 2. Issuer Name and Ticker or Trading Symbol Concero Inc. (CERO) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 04/01 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Sr. VP-Eastern Area 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ------------------------------------------------------------------------------------------------------------------------------------ 1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I ------------------------------------------------------------------------------------------------------------------------------------ Common Stock 2,000 D Direct Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------------------------------------------------------------------------------------------------------------------ 1)Title of Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code V A D Exercisable Expiration ------------------------------------------------------------------------------------------------------------------------------------ Non-Qualified Stock Option $9.6250 (1) 05/31/10 (right to buy) Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------------------------------------------------------------------------------------------------------------------------------ 1)Title of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ------------------------------------------------------------------------------------------------------------------------------------ Non-Qualified Stock Option Common Stock 10,000 10,000 D Direct (right to buy) Explanation of Responses: - (1) Option to purchase 10,000 shares becomes exercisable in four (4) equal annual installments commenciung on May 31, 2001. Option to purchase 40,000 shares which was to become exercisable in four (4) equal annual installments commencing March 28, 2001, was cancelled under the company's 02/01/01 cancellation/regrant program. SIGNATURE OF REPORTING PERSON /S/ Burgos, Francisco X. DATE: May 10, 2001